Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for MP Ventures, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement (Form S1) pertaining to the registration of 2,000,000 shares of common stock of MP Ventures, Inc of our Audit Report dated August 19, 2014 with respect to the financial statements of MP Ventures, Inc as of July 31, 2014 and for the period April 14, 2014 (inception) through July 31, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

October 22, 2014